

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Robert S. Keane
President and Chief Executive Officer
Vistaprint N.V.
5928 LW Venlo
The Netherlands

> **Re:** **Vistaprint N.V.**
> **Form 10-K for the year ended June 30, 2010**
> **Filed August 27, 2010**
> **File No. 0-51539**

Dear Mr. Langan:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended September 30, 2010

Note 8 -Commitments and Contingencies

Legal Proceedings, page 13

1. We note your disclosure regarding several of your legal proceedings described in Note 8 (as well as Note 12 of your year-end financial statements) regarding the fact that you are unable to express an opinion as to their likely outcome. Even though you cannot predict their outcome, in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In light of the fact that these proceedings were initiate in 2009 or earlier, supplementally advise us and revise your disclosures in future filings to indicate why management is unable to predict the likelihood of an unfavorable outcome, and what management has done to try to determine the ultimate outcome. If further developments have occurred by the time of your response, supplementally advise us and revise your disclosures in future filings to provide the information pursuant to ASC 450-20-50-3. We may have further comment upon reviewing your response.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Michael Giannetto
                (781) 652-6092